Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 31, 2020

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Mortgage Opportunity Fund Inc.
Registration Statement on Form N-2, File Nos. 811-22369, 333-236154

Dear Ms. Dubey:

On behalf of Western Asset Mortgage Opportunity Fund Inc. (the “Fund”), we are providing the following response to an additional comment received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 31, 2020. The comment was with respect to the Fund’s Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form N-2 (the “Registration Statement”) originally filed with the Commission on January 29, 2020. For convenience of reference, the comment of the Staff has been reproduced herein.

1.

Please undertake to file an unqualified legal opinion with each future takedown offering the Fund conducts pursuant to the Registration Statement. Each opinion must be consistent with the Staff Legal Bulletin 19, dated October 14, 2011, issued by the staff of the Division of Corporate Finance (the “Staff Legal Bulletin 19”).

The Fund confirms that it will undertake to file an unqualified legal opinion consistent with the Staff Legal Bulletin 19 with each future takedown offering the Fund conducts pursuant to the Registration Statement.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	David W. Blass, Simpson Thacher & Bartlett LLP
George Hoyt, Legg Mason